UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.,

Modi’in,

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 8, 2022, Vascular Biogenics Ltd. (“VBL”) issued the following press release announcing completion of the targeted enrollment for the ongoing OVAL Phase 3 registration-enabling trial of ofra-vec in recurrent ovarian cancer (the “OVAL Trial”) and the unanimous recommendation of the independent Data Safety Monitoring Committee for the OVAL Trial to proceed as planned with no changes to the protocol following a pre-planned safety review. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into VBL’s registration statements on Form F-3 (File Nos. 333-251821 and 333-238834), filed with the Securities and Exchange Commission on December 30, 2020 and April 19, 2021, respectively, to the extent not superseded by information subsequently filed or furnished (to the extent VBL expressly states that it incorporates such furnished information by reference) by VBL under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits.

Exhibit Number	Description
99.1	Press Release Dated March 8, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: March 8, 2022	By:	/s/ Dror Harats
Dror Harats
Chief Executive Officer